Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-262326
Prospectus Supplement No. 11
(To Prospectus dated April 27, 2022)

Virgin Orbit Holdings, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated April 27, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-262326). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”) filed with the Securities and Exchange Commission (“SEC”) on March 28, 2023. Accordingly, we have attached the Current Report to this prospectus supplement.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Virgin Orbit Holdings, Inc.’s common stock and warrants are listed on The Nasdaq Stock Market LLC under the symbols “VORB” and “VORBW.” On March 27, 2023, the closing price of our common stock was $0.54 and the closing price of our warrants was $0.10.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 5 of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 28, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 22, 2023
Virgin Orbit Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40267	98-1576914
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4022 E. Conant St. Long Beach, California	90808
(Address of principal executive offices)	(Zip Code)
(562) 388-4400
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	VORB	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VORBW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on June 28, 2022, Virgin Orbit Holdings, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with YA II PN, Ltd. (the “Investor”), pursuant to which the Company sold and issued to the Investor a convertible debenture (the “2022 Convertible Debenture”) on June 29, 2022, in the principal amount of $50.0 million, which is convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), subject to certain conditions and limitations set forth in the Purchase Agreement. The 2022 Convertible Debenture provides a conversion right, in which any portion of the principal amount of the 2022 Convertible Debenture, together with any accrued but unpaid interest, may be converted into shares of Common Stock at a conversion price equal to a formula set forth in the 2022 Convertible Debenture, with an agreed upon minimum conversion price (the “Floor Price”).

On March 22, 2023, the Company and the Investor entered into Amendment No. 1 to the 2022 Convertible Debenture (the "Amendment"), pursuant to which the minimum Floor Price was reduced from $1.00 to $0.746.

The full text of the Amendment is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

Item 8.01 Other Events

Floor Price Reset under 2022 Convertible Debenture

In connection with the Amendment, on March 22, 2023, (the "Reset Notice Date"), the Company issued a notice to the Investor pursuant to which the Floor Price was reset to $0.746 (the “Floor Reset Notice”). The Floor Reset Notice does not otherwise change any terms of the 2022 Convertible Debenture, as amended.

As a result of the adjusted Floor Price, a maximum of 57,555,366 shares of Common Stock may be issued upon conversion of the 2022 Convertible Debenture, including shares issued on or prior to the Reset Notice Date, subject to adjustment provisions included in the 2022 Convertible Debenture.

2023 Convertible Debenture

On March 27, 2023 (the “Effective Date”), the Company entered into a securities purchase agreement (the “2023 Purchase Agreement”) with the Investor, pursuant to which the Company sold and issued to the Investor a convertible debenture (the “2023 Convertible Debenture”) on the Effective Date in the principal amount of $1.0 million, which is convertible into shares of Common Stock, subject to certain conditions and limitations set forth in the 2023 Purchase Agreement.

The 2023 Convertible Debenture bears interest at an annual rate of 6.0% and has a maturity date of March 26, 2024. The 2023 Convertible Debenture provides a conversion right, in which any portion of the principal amount of the 2023 Convertible Debenture, together with any accrued but unpaid interest, may be converted into the Company’s Common Stock at a conversion price equal to the lower of (i) $0.50 or (ii) 90% of the lowest daily volume weighted average price of the Common Stock during the three (3) trading days immediately preceding the date of conversion (but not lower than a certain floor price, currently set at $0.104, that is subject to further adjustment in accordance with the terms of the 2023 Convertible Debenture).

The 2023 Convertible Debenture may not be converted into Common Stock to the extent such conversion would result in the Investor and its affiliates having beneficial ownership of more than 9.99% of the Company’s then outstanding shares of Common Stock; provided that this limitation may be waived by the Investor upon not less than 65 days’ prior notice to the Company. The 2023 Convertible Debenture provides the Company, subject to certain conditions, with a redemption right pursuant to which the Company, upon three (3) business days’ prior notice to the Investor in the case of a partial redemption or ten (10) business days’ notice in the case of a full redemption, may redeem, in whole or in part, any of the outstanding principal and interest thereon at a redemption price equal to 5.0% of the principal amount being redeemed.

In connection with the Purchase Agreement, the Company and Investor entered into a registration rights agreement (the “2023 Registration Rights Agreement”) pursuant to which the Company is required to file a registration statement registering the resale by the Investor of any shares of the Company’s Common Stock issuable upon conversion of the 2023 Convertible Debenture under the Securities Act of 1933, as amended. Pursuant to the 2023 Registration Rights Agreement, the Company is required to meet certain obligations with respect to, among other things, the timeliness of the filing and effectiveness of the Registration Statement. The Company is required to file such registration statement no later than 30 days following the Effective Date.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Amendment No. 1 to Convertible Debenture, dated March 22, 2023, between Virgin Orbit Holdings, Inc. and YA II PN, Ltd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Virgin Orbit Holdings, Inc.

Date:	March 28, 2023	By:	/s/ Dan Hart
		Name:	Dan Hart
		Title:	Chief Executive Officer

AMENDMENT NO. 1 TO DEBENTURE
This AMENDMENT NO. 1 is dated as of March 22, 2023 (this “Amendment”), and relates to that certain Convertible Debenture issued on June 29, 2022 (the “Debenture”) by Virgin Orbit Holdings, Inc. (the “Company”) to YA II PN, Ltd. (the “Holder” and together with the Company, the “Parties”). Capitalized terms used and not defined in this Amendment shall have the meanings assigned to them in the Debenture.
WHEREAS, Holder and the Company have agreed to revise certain provisions of the Debenture;
NOW, THEREFORE, in consideration of the mutual agreements contained in this hereby acknowledged, the Parties agree as follows:
SECTION 1.Amendment to the Debenture. Notwithstanding anything to the contrary in the Debenture, the Parties agree that the Floor Price can be reset to any dollar value that is not less than $0.746.
SECTION 2.Representations and Warranties. To induce each other to enter into this Amendment, each Party represents and warrants that this Amendment has been duly authorized, executed and delivered by such Party, and constitutes a legal, valid and binding obligation of such Party.
SECTION 3.Effect. Except as expressly set forth herein, (a) this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations or covenants contained in the Debenture, all of which are ratified and affirmed in all respects and shall continue in full force and effect, and (b) nothing herein shall be deemed to be a waiver or other change of any of the terms, conditions, obligations or covenants contained in the Debenture in similar or different circumstances.
SECTION 4.Miscellaneous. This Amendment constitutes the entire agreement and understanding between the Parties, and supersedes all prior communications, transactions, and understandings, whether oral or written, with respect to the subject matter hereof.

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Yorkville Debenture - Amendment No. 1    7

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the date first above written.

YA II PN, LTD

By:     /s/ Mark Angelo
Name: __Mark Angelo
Title: ___Managing Member

VIRGIN ORBIT HOLDINGS, INC.

By:     /s/ Dan Hart
Name: Dan Hart
Title: CEO
Yorkville Debenture - Amendment No. 1    8